May 4, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Stephen Krikorian

Re:	Unica Corporation
Form 10-K for the fiscal year ended September 30, 2006
Filed December 14, 2006
File No. 000-23043
Ladies and Gentlemen:
          On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated April 20, 2007 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”) to Mr. Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer of the Company.
Form 10-K for the Fiscal year Ended September 30, 2006
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Recently Issued Accounting Pronouncements, page 69
1.	We note that you considered SAB 108 transition disclosures in the preparation of your Form 10-K for the year ended September 30, 2006. Your disclosure on page 70 indicates that you had excess allowance for doubtful accounts as a result of “uncorrected errors.” We do not believe that this disclosure provides sufficient detail regarding the nature of the errors being corrected and how the errors being corrected arose. Your response to comment 1 from our letter dated March 15, 2007 explains that these uncorrected errors arose from your business practice to record a general provision to protect against future loss exposures. It appears that in your view since a large portion of the excess allowance was recorded in fiscal years not included in the Form 10-K, you concluded that the individual errors recorded prior to September 30, 2003 and the periods in which they arose did not need to be disclosed in the 2006 Form 10-K. While the individual-by-year uncorrected error amounts prior to the 2006 10-K periods do not get disclosed, how the aggregation of those pre 2006 10-K amounts arose must be disclosed. Please revise your disclosure accordingly.

Response:

We agree with the Staff that additional disclosure regarding the nature of the errors being corrected and how the errors being corrected arose would provide the reader supplemental information relating to the SAB 108 transition disclosure. However, we do not believe that the additional disclosure would be material to readers of our Form 10-K for the year ended September 30, 2006, because of the time frame in which the uncorrected errors occurred, and our conclusion that such uncorrected errors were not material to our consolidated financial statements. If the Staff would prefer that the Company provide additional disclosure, we request that this additional disclosure be made on a prospective basis. We would include additional language in our next Form 10-Q filing and/or our Form 10-K for fiscal 2007 as follows: (paragraph four of the SAB 108 adoption footnote)

“Upon adoption of SAB 108, the Company reversed $510 of excess allowance for doubtful accounts for uncorrected errors. The excess allowance for doubtful accounts as of September 30, 2003 was approximately $410 and had accumulated over several years. The excess allowance for doubtful accounts increased by approximately $80 and $20 during the years ended September 30, 2004 and 2005, respectively. The excess allowance for doubtful accounts was the result of the Company’s business practice, which started in the fiscal year ended September 30, 1998, to record a general provision to protect against future loss exposures. These errors had not previously been material to any of those prior periods when measured using the roll-over method. The Company recorded this cumulative effect adjustment net of tax, resulting in a decrease to short-term deferred tax assets of $201. As a result, the net adjustment was recorded as an increase to retained earnings as of October 1, 2005 of $309. See Note 16 for further details of the effect of adopting SAB 108.”
2.	We note that the uncorrected errors represent more than five percent of pre-tax income (loss) in 1998, 1999, 2001 and 2002. Provide us with your comprehensive SAB 99 analysis using the roll-over method. Explain how you determined that the uncorrected errors related to the excess allowance for doubtful accounts were both quantitatively and qualitatively immaterial in each of the prior fiscal years.

Response:

We performed a SAB 99 analysis as part of our implementation of SAB 108 and concluded that the uncorrected error related to the excess allowance for doubtful accounts for each of the prior fiscal years was immaterial to our consolidated financial statements, based upon the roll-over method used by us. Below is a summary of the excess allowance for doubtful accounts for the years highlighted in your comment above which had been previously disclosed to the Staff:

(In thousands)	Allowance for	Estimated	Change in
	doubtful	excess	excess
	accounts	allowance for	allowance for	Pre-tax	% of Pre-tax
	balance at end	doubtful	doubtful	Income	Income
Year ended	of period	accounts	accounts	(loss)	(loss)
September 30, 1998	$20	$20	$20	$357	5.6%
September 30, 1999	46	46	26	318	8.2%
September 30, 2001	586	310	170	(2,983)	5.6%
September 30, 2002	340	340	30	391	7.6%

In our assessment of materiality of these uncorrected errors, the guidance states that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. SAB 99 further references the FASB’s Statement of Financial Accounting Concept No. 2 which states that the essence of the concept of materiality is “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
When assessing the materiality of these items pursuant to SAB 99, we recognized that the uncorrected error in each fiscal year highlighted by the Staff was greater than 5% of pre-tax income. However, we concluded that the items were not material from a quantitative perspective, because (a) the fiscal years identified by the Staff (i.e. 1998-2002) were fiscal years prior to us becoming a public company and have not been disclosed in our 2006 or 2005 forms 10-K, (b) our operating results were near break-even in all but one of the fiscal years identified, and (c) the amounts in question were not material to any other measure in our consolidated financial statements. We also determined that a qualitative assessment was important in determining the materiality of each uncorrected error. Below is a summary of the qualitative factors reviewed by us:
1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The uncorrected error in each fiscal year identified was related to our allowance for doubtful accounts which was estimated based upon our business practice to record a general provision to protect against future loss exposures.
2.	Whether the misstatement masks a change in earnings or other trends that would influence an investor and whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The uncorrected errors did not mask a change in earnings or other trends. Further, the fiscal years identified by the Staff (i.e. 1998-2002)were fiscal years prior to us becoming a public company and have not been disclosed in our 2006 or 2005 Forms 10-K. There is no indication that an investor or analyst would have been influenced as the uncorrected errors did not change the earnings or other trends and there were no known analyst’s consensus expectations that would have been missed.
3.	Whether the misstatement changes a loss into income or vice versa. None of the uncorrected errors in the fiscal years highlighted above changed a loss into income or vice versa.

4.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company has one reporting segment. Therefore, the uncorrected errors for the excess allowance for doubtful accounts did not pertain to a particular segment or portion of our business that played a significant role in our operations or profitability.
5.	Whether the misstatement affects the registrant’s compliance with regulatory requirements or whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The uncorrected errors for the excess allowance for doubtful accounts did not affect our compliance with regulatory requirements or compliance with loan or other contractual requirements. During those fiscal years, we had no debt, and were not subject to significant regulatory requirements impacted by our operating results.
6.	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive. The uncorrected errors for the excess allowance for doubtful accounts did not affect management’s compensation or requirements for bonuses or other forms of incentive.
7.	Whether the misstatement involves concealment of an unlawful transaction. The uncorrected errors for the excess allowance for doubtful accounts did not involve the concealment of an unlawful transaction.
As summarized above, we performed this SAB 99 analysis as part of our implementation of SAB 108 and concluded that the uncorrected error related to the excess allowance for doubtful accounts for each of the prior fiscal years was immaterial to our consolidated financial statements, based upon the roll-over method used by us.

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-839-8032 or by facsimile at 781-890-0012. Thank you for your assistance.
Very truly yours,
/s/ Ralph A. Goldwasser
Ralph A. Goldwasser
Senior Vice President and Chief Financial Officer